LIVEPERSON, INC.
475 Tenth Avenue, 5th Floor
New York, New York 10018

September 27, 2011

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	LivePerson, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Form 8-K Filed August 3, 2011
File No. 000-30141

Dear Mr. Gilmore:

Pursuant to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 9, 2011 (the “Staff Letter”), and in connection with the response letter to the Staff Letter filed with the Commission on behalf of the Company on September 27, 2011, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LIVEPERSON, INC.

By:	/s/ Monica L. Greenberg
Name:	Monica L. Greenberg
Title:	Senior Vice President, Business Affairs and General Counsel